Exhibit 4.11

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The following is a summary of the material terms of our capital stock, as well as other material terms of our eighth amended and restated certificate of incorporation and amended and restated bylaws, and certain provisions of Delaware law. This summary does not purport to be complete and is qualified in its entirety by the provisions of our eighth amended and restated certificate of incorporation and amended and restated bylaws, copies of which are filed as exhibits to our Annual Report on Form 10-K, to which this exhibit is also appended.

Our authorized capital stock consists of 350,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of “blank check” preferred stock, $0.001 par value per share.

Common Stock

Our eighth amended and restated certificate of incorporation authorizes the issuance of up to 350,000,000 shares of our common stock. All outstanding shares of our common stock are validly issued, fully paid and nonassessable, and the shares of our common stock to be issued in connection with this offering will be validly issued, fully paid and nonassessable.

The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of stockholders, and our eighth amended and restated certificate of incorporation does not provide for cumulative voting in the election of directors. The holders of our common stock will receive ratably any dividends declared by our board of directors (“Board”) out of funds legally available therefor. In the event of our liquidation, dissolution, or winding-up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of or provision for any liabilities.

Preferred Stock

Our Board may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in our control and may adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock.

Warrant

In connection with the Credit and Security Agreement we entered into with Athyrium Opportunities III Co-Invest 1 LP, an affiliate of Athyrium Capital Management, LP, and the other lenders party thereto, we issued to Athyrium Opportunities III Co-Invest 1 LP a warrant to purchase 1,416,431 shares of our Series B Preferred Stock at an initial exercise price of $3.53 per share. The Series B Preferred Stock Purchase Warrant provides for the adjustment of the exercise price and the number of shares issuable upon the exercise of the warrant in the event of certain stock dividends, stock splits, recapitalizations, reclassifications, consolidations and other fundamental transactions. The Series B Preferred Stock Purchase Warrant was originally exercisable for the number of shares of our common stock that would be issuable on conversion of the shares of our Series B Preferred Stock that could otherwise be purchased pursuant to the warrant.

Following the completion of our initial public offering in June 2020, the Series B Preferred Stock Purchase Warrant became exercisable for 400,160 shares of our common stock at an exercise price of $13.90 per share.

Registration Rights

We are party to a fourth amended and restated investors’ rights agreement which provides that certain holders of our common stock have certain registration rights described below. The registration of shares of our common stock pursuant to the exercise of registration rights described below would enable holders to sell these shares without restriction under the Securities Act when the registration statement is declared effective. We will pay all expenses related to any demand, piggyback, or Form S-3 registration described below, with the exception of underwriting discounts and commissions.

The registration rights described below will expire (i) five years after the completion of our initial public offering, (ii) with respect to any particular holder, at the time that such holder can sell all its registrable securities under Rule 144 or another similar exemption under the Securities Act without limitation during a three-month period without registration or (iii) upon termination of the fourth amended and restated investors’ rights agreement.

Demand Registration Rights

At any time beginning on January 14, 2021, the holders of 50% or more of the registrable securities then outstanding may make a written request that we register all or a portion of their shares, subject to certain specified exceptions. Such request for registration must cover securities with an aggregate offering price, net of underwriting discounts and commissions, of at least $20,000,000. We will prepare and file a registration statement as requested, unless, in the good faith judgment of our Board, such registration would be seriously detrimental to the company and its stockholders and filing should be deferred. We may defer only once in any 12-month period, and such deferral shall not exceed 120 days after receipt of the request. In addition, we are not obligated to effect more than two of these registrations within any twelve 12-month period or if the holders’ proposed registered securities may be immediately registered on Form S-3.

Piggyback Registration Rights

Subject to certain specified exceptions, if we propose to register any of our securities under the Securities Act either for our own account or for the account of other stockholders, the holders of shares having registration rights are entitled to written notice and certain “piggyback” registration rights allowing them to include their shares in our registration statement. These registration rights are subject to specified conditions and limitations, including the right of the underwriters, in their sole discretion, to limit the number of shares included in any such offering under certain circumstances, but not below 15% of the total amount of securities included in such offering, unless all other securities, other than our securities, are entirely excluded from the offering.

Form S-3 Registration Rights

At any time after we are qualified to file a registration statement on Form S-3, and subject to limitations and conditions, the holders of 50% or more of the registrable securities then outstanding are entitled to written notice of such registration and may make a written request that we prepare and file a registration statement on Form S-3 under the Securities Act covering their shares, so long as the aggregate price to the public, net of the underwriters’ discounts and commissions, is at least $10,000,000. We will prepare and file the Form S-3 registration as requested, unless, in the good faith judgment of our board of directors, such registration would be seriously detrimental to the company and its stockholders and filing should be deferred. We may defer only once in any 12-month period, and such deferral shall not exceed 120 days after receipt of the request. In addition, we are not obligated to prepare or file any of these registration statements (i) within 180 days after the effective date of a registration statement pursuant to demand or piggyback registration rights or (ii) if two of these registrations have been completed within any 12-month period.

Our Certificate of Incorporation and Our Bylaws

Special Meetings; Action by Written Consent

Under our eighth amended and restated certificate of incorporation, only a majority of the members of our Board then in office may be able to call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Under our eighth amended and restated certificate of incorporation, stockholders will be permitted to take action by written consent with respect to any matter that can be acted upon at a meeting of our stockholders for so long as Dr. Stylli, entities affiliated with Athyrium Capital Management, LP and entities affiliated with Andrew Midler collectively own more than 50% of our issued and outstanding common stock. In all other circumstances, our eighth amended and restated certificate of incorporation provides that stockholders may not take any action by written consent in lieu of a meeting. This limit may lengthen the amount of time required to take stockholder actions and would prevent the amendment of our amended and restated bylaws or removal of directors by our stockholders without holding a meeting of stockholders.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors that specify certain requirements as to the timing, form, and content of a stockholder’s notice. Business that may be conducted at an annual meeting of stockholders will be limited to those matters properly brought before the meeting. These provisions may make it more difficult for our stockholders to nominate directors at or bring other matters before our annual meeting.

Election and Removal of Directors

Directors will be elected by a plurality vote. Our Board has the exclusive right to increase or decrease the size of the Board and to fill vacancies on the Board. These provisions prevent stockholders from increasing the size of our Board and filling the resulting vacancies. Directors may be removed with or without cause with the approval of the holders of a majority of our outstanding common stock.

Issuance of Undesignated Preferred Stock

Under our eighth amended and restated certificate of incorporation, our Board has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our Board. Depending on the rights and terms of any new series of preferred stock created, rights of existing stockholders could be negatively affected. The existence of authorized but unissued shares of preferred stock enables our Board to make it more difficult to attempt to obtain control of us by means of a merger, tender offer, proxy contest, or otherwise.

Delaware General Corporation Law Section 203

As a Delaware corporation, we are also subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in a business combination specified in the statute with an interested stockholder (as defined in the statute) for a period of three years after the date of the transaction in which the person first becomes an interested stockholder, unless the business combination is approved in advance by a majority of the independent directors or by the holders of at least two-thirds of the outstanding disinterested shares. The application of Section 203 of the Delaware General Corporation Law could also have the effect of delaying or preventing a change of control of us.

Exclusive Forum Selection Clause

Our eighth amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum to the fullest extent permitted by law for: (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a breach of fiduciary duty owed by any director, officer or other employee to us or our stockholders; (3) any action asserting a claim against us or any director or officer or other employee arising pursuant to the Delaware General Corporation Law; (4) any action to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or bylaws; or (5) any other action asserting a claim that is governed by the internal affairs doctrine, shall be the Court of Chancery of the State of Delaware (or another state court or the federal court located within the State of Delaware if the Court of Chancery does not have or declines to accept jurisdiction), in all cases subject to the court’s having jurisdiction over indispensable parties named as defendants. In addition, our eighth amended and restated certificate of incorporation will provide that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act but the forum selection provisions will not apply to claims brought to enforce a duty or liability created by the Exchange Act. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors or officers.

Transfer Agent and Registrar

American Stock Transfer and Trust Company, LLC serves as the transfer agent and registrar for our common stock.

Listing

Our common stock is listed on The Nasdaq Global Market under the symbol “PROG.”